UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ADVANCED MICRO DEVICES, INC.

(Name of Subject Company (Issuer))

ADVANCED MICRO DEVICES, INC. (Issuer)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

5.75% Convertible Senior Notes due 2012

(Title of Class of Securities)

007903 AM 9

007903 AN 7

(CUSIP Number of Class of Securities)

Harry A. Wolin, Esq.

Senior Vice President and General Counsel and Assistant Secretary

One AMD Place

Sunnyvale, California 94088-3453

(408) 749-4000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:

Tad J. Freese, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025-1008

Phone: (650) 328-4600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$990,000,000	$55,242.00

*	Determined pursuant to Rule 0-1l(b)(l) of the Securities Exchange Act of 1934, as amended. Based upon the maximum amount of cash that might be paid for the 5.75% Convertible Senior Notes due 2012 (the “Notes”) assuming that $1,000,000,000 aggregate principal amount of outstanding Notes are purchased at a price of $990 per $1,000 principal amount.
**	The amount of the filing fee equals $55.80 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed with the United States Securities and Exchange Commission (the “SEC”) by Advanced Micro Devices, Inc., a Delaware corporation (“AMD” or the “Company”), in connection with AMD’s offer to purchase for cash, on the terms and subject to the conditions set forth in the attached Offer to Purchase, dated November 18, 2009 (the “Offer to Purchase”), and related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), on a pro rata basis, up to $1,000,000,000 aggregate principal amount (the “Maximum Tender Amount”) of AMD’s outstanding 5.75% Convertible Senior Notes due 2012 (the “Notes”). The Offer to Purchase is attached to this Schedule TO as Exhibit (a)(1)(A). Pursuant to General Instruction F to Schedule TO, information contained in the Offer to Purchase is incorporated by reference in the responses to the items of this Schedule TO.

This Schedule TO and the Offer to Purchase are intended to satisfy the filing and disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under the title “Summary of the Offer” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is Advanced Micro Devices, Inc., a Delaware corporation. The address of its principal executive offices is One AMD Place, Sunnyvale, California 94088 and its telephone number is (408) 749-4000.

(b) Securities. The class of securities subject to the Offer to Purchase is the Company’s 5.75% Convertible Senior Notes due 2012. As of November 13, 2009, there was $1,485 million aggregate principal amount of Notes outstanding, which are convertible into shares of the Company’s common stock, $0.01 par value per share.

(c) Trading Market and Price. The Notes are not listed on any national securities exchange. There is no established public reporting or trading system for the Notes, and trading in the Notes has been limited. The information with respect to the Company’s common stock set forth in the section titled “Trading Market for the Notes and Common Stock” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. This is an issuer tender offer. Advanced Micro Devices, Inc. is the filing person. The information set forth in Item 2(a) above and the section titled “The Company” in the Offer to Purchase is incorporated herein by reference. Pursuant to General Instruction C to Schedule TO, the following persons are the executive officers and/or directors of the Company:

Name	Title
Derrick R. Meyer	President and Chief Executive Officer, Director
Robert J. Rivet	Executive Vice President and Chief Administrative and Operating Officer
Thomas M. McCoy	Executive Vice President, Legal, Corporate and Public Affairs
Thomas Seifert	Senior Vice President and Chief Financial Officer
Emilio Ghilardi	Senior Vice President and Chief Sales Officer
W. Michael Barnes	Director
John E. Caldwell	Director

Name	Title
Bruce L. Claflin	Director
Frank M. Clegg	Director
Craig A. Conway	Director
Nicholas M. Donofrio	Director
H. Paulett Eberhart	Director
Waleed Al Mokarrab Al Muhairi	Director
Robert B. Palmer	Director

The business address and telephone number for all of the above directors and executive officers are c/o Advanced Micro Devices, Inc., One AMD Place, Sunnyvale, California 94088, tel. (408) 749-4000.

Item 4.	Terms of the Transaction.

(a) Material Terms.

(1) Tender Offers.

(i)-(iii), (v)-(ix), (xii) The information set forth in the sections titled “Summary of the Offer,” “Purpose of the Offer,” “Source and Amount of Funds,” “Terms of the Offer,” “Certain Significant Considerations,” “Proration” and “Certain United States Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.

(iv), (x), (xi) Not applicable.

(2) Mergers or Similar Transactions. Not applicable.

(b) Purchases. To the best knowledge of the Company, it will not purchase any Notes from any of its officers, directors or affiliates.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The Company has entered the following agreements with respect to its common stock:

(1)	Amended and Restated Certificate of Incorporation of Advanced Micro Devices, Inc. dated May 8, 2007, filed as Exhibit 3.1 to AMD’s Quarterly Report on Form 10-Q for the period ended March 31, 2007, is hereby incorporated by reference.

(2)	Advanced Micro Devices, Inc. Amended and Restated Bylaws, as amended on July 30, 2009, filed as Exhibit 3.1 to AMD’s Current Report on Form 8-K dated July 30, 2009, is hereby incorporated by reference.

(3)	2000 Employee Stock Purchase Plan, as amended and restated filed as Exhibit 10.1 to AMD’s Form S-8 filed on August 8, 2007, is hereby incorporated by reference.

(4)	AMD 1992 Stock Incentive Plan, as amended, filed as Exhibit 10.3 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, is hereby incorporated by reference.

(5)	Forms of Stock Option Agreements, filed as Exhibit 10.8 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 1991, are hereby incorporated by reference.

(6)	Forms of Restricted Stock Agreements, filed as Exhibit 10.11 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 1991, are hereby incorporated by reference.

(7)	Outside Director Equity Compensation Policy, adopted March 22, 2006, amended and restated as of May 3, 2007 and November 1, 2007, filed as Exhibit 10.5 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 2007 is hereby incorporated by reference.

(8)	AMD 2000 Stock Incentive Plan, as amended, filed as Exhibit 10.12 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2003, is hereby incorporated by reference.

(9)	AMD’s U.S. Stock Option Program for options granted after April 25, 2000, filed as Exhibit 10.14 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, is hereby incorporated by reference.

(10)	Advanced Micro Devices, Inc. 2005 Long Term Incentive Plan, filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated October 12, 2005, is hereby incorporated by reference.

(11)	AMD’s Stock Option Program for Employees Outside the U.S. for options granted after April 25, 2000, filed as Exhibit 10.24 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, is hereby incorporated by reference.

(12)	AMD’s U.S. Stock Option Program for options granted after April 24, 2001, filed as Exhibit 10.23(a) to AMD’s Annual Report on Form 10-K for the fiscal year ended December 30, 2001, is hereby incorporated by reference.

(13)	2004 Equity Incentive Plan, as amended, filed as Exhibit 10.16 to AMD’s Quarterly Report on Form 10-Q for the period ended July 2, 2006, is hereby incorporated by reference.

(14)	Forms of Stock Option Agreements to the 1992 Stock Incentive Plan, filed as Exhibit 4.3 to AMD’s Registration Statement on Form S-8 (No. 33-46577) filed on March 23, 1992, are hereby incorporated by reference.

(15)	AMD 1996 Stock Incentive Plan, as amended, filed as Exhibit 10.58 to AMD’s Quarterly Report on Form 10-Q for the period ended June 29, 2003, is hereby incorporated by reference.

(16)	AMD 1998 Stock Incentive Plan, as amended, filed as Exhibit 10.32 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2003, is hereby incorporated by reference.

(17)	1995 Option Stock Plan of NexGen, Inc., as amended, filed as Exhibit 10.37 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996, is hereby incorporated by reference.

(18)	Form of Terms and Conditions For Participants Located in the U.S. Restricted Stock Unit Award (2004 Equity Incentive Plan) filed as Exhibit 10.4 to AMD’s Quarterly Report on Form 10-Q for the period ended October 1, 2006, is hereby incorporated by reference.

(19)	ATI Technologies Inc. Restricted Share Unit Plans for U.S. Directors and Employees, as amended and restated effective January 31, 2005 filed as Exhibit 99.1 to AMD’s Registration Statement on Form S-8 (333-138291) filed on October 30, 2006 is hereby incorporated by reference.

(20)	ATI Technologies Inc. Restricted Share Unit Plans for Canadian Directors and Employees, as amended and restated effective January 31, 2005 filed as Exhibit 99.2 to AMD’s Registration Statement on Form S-8 (333-138291) filed on October 30, 2006 is hereby incorporated by reference.

(21)	ATI Technologies Inc. Share Option Plan, as amended effective as of January 25, 2005 filed as Exhibit 99.3 to AMD’s Registration Statement on Form S-8 (333-138291) filed on October 30, 2006 is hereby incorporated by reference.

(22)	ARTX Inc. 1997 Equity Incentive Plan, as amended, filed as Exhibit 99.4 to AMD’s Registration Statement on Form S-8 (333-138291) filed on October 30, 2006 is hereby incorporated by reference.

(23)	Confirmation Letter of Capped Call filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated April 30, 2007, is hereby incorporated by reference.

(24)	Registration Rights Agreement dated as of April 27, 2007 between Advanced Micro Devices, Inc., a Delaware corporation and Morgan Stanley & Co. Incorporated filed as Exhibit 10.2 to AMD’s Current Report on Form 8-K dated April 30, 2007, is hereby incorporated by reference.

(25)	Registration Rights Agreement dated as of August 14, 2007, between Advanced Micro Devices, Inc. and Lehman Brothers Inc., filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated August 14, 2007, is hereby incorporated by reference.

(26)	Stock Purchase Agreement between West Coast Hitech L.P., and Advanced Micro Devices, Inc. dated as of November 15, 2007 filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated November 15, 2007, is hereby incorporated by reference.

(27)	Master Transaction Agreement by and among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. dated October 6, 2008 filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated October 16, 2008, is hereby incorporated by reference.

(28)	Amendment to Master Transaction Agreement dated December 5, 2008 among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated December 5, 2008, is hereby incorporated by reference.

(29)	Form of Stock Option Agreement – U.S., filed as Exhibit 10.1 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.

(30)	Form of Stock Option Agreement – Non-U.S., filed as Exhibit 10.2 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.

(31)	Form of Restricted Stock Unit Agreement – Non-U.S., filed as Exhibit 10.3 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.

The Company has entered into the following agreements in connection with the Notes:

(1)	Indenture governing 5.75% Convertible Senior Notes due 2012, dated August 14, 2007, between Advanced Micro Devices, Inc. and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated August 14, 2007, is hereby incorporated by reference.

(2)	Form of 5.75% Senior Note due 2012, filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated April 14, 2007, is hereby incorporated by reference.

The Company has entered into the following agreements in connection with other securities of the Company:

(1)	Indenture governing 7.75% Senior Notes due 2012, dated October 29, 2004, between Advanced Micro Devices, Inc. and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated November 2, 2004, is hereby incorporated by reference.

(2)	Form of 7.75% Senior Note due 2012, filed as Exhibit 4.2 to AMD’s Current Report on Form 8-K dated November 2, 2004, is hereby incorporated by reference.

(3)	Indenture governing 6.00% Convertible Senior Notes due 2015, dated April 27, 2007 between Advanced Micro Devices, Inc. and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated April 30, 2007, is hereby incorporated by reference.

(4)	Form of 6.00% Senior Note due 2015, filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated April 30, 2007, is hereby incorporated by reference.

(5)	EUR 700,000,000 Term Loan Facility Agreement dated April 21, 2004, between AMD Fab 36 Limited Liability Company & Co. KG, ABN AMRO Bank N.V., Commerzbank Aktiengesellschaft, Deutsche Bank Luxembourg S.A., Dresdner Kleinwort Wasserstein, the investment banking division of Dresdner Bank AG, Landesbank Hessen-Thüringen, Girozentrale, Landesbank Sachsen Girozentrale, Dresdner Bank Luxembourg S.A., Dresdner Bank AG and the financial institutions specified in Schedule 1, filed as Exhibit 10.61 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2004, is hereby incorporated by reference.

(6)	Amendment Agreement to the Term Loan Facility Agreement by and between Advanced Micro Devices, Inc., AMD Fab 36 Limited Liability Company & Co. KG, AMD Fab 36 Holding GmbH and the financial institutions named therein dated October 10, 2006 filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated October 13, 2006, is hereby incorporated by reference.

(7)	Subordination Agreement dated April 20, 2004, between AMD, AMD Fab 36 Holding GmbH, AMD Fab 36 Admin GmbH, Leipziger Messe GmbH, Fab 36 Beteiligungs GmbH, AMD Fab 36 LLC and LM Beteiligungsgesellschaft mbH, AMD Fab 36 Limited Liability Company & Co. KG, ABN AMRO Bank N.V., Commerzbank Aktiengesellschaft, Deutsche Bank Luxembourg S.A., Dresdner Kleinwort Wasserstein, KFW, Landesbank Hessen-Thüringen, Girozentrale and Landesbank Sachsen Girozentrale, as Mandated Lead Arrangers, Dresdner Bank Luxembourg S.A., as Facility Agent, with Dresdner Bank AG as Security Agent, and the financial institutions specified therein, filed as Exhibit 10.62 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2004, is hereby incorporated by reference.

(8)	Guarantee Agreement dated April 21, 2004, between AMD, AMD Fab 36 Limited Liability Company & Co. KG, Dresdner Bank AG and Dresdner Bank Luxembourg S.A., filed as Exhibit 10.63 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2004, is hereby incorporated by reference.

(9)	Term Loan Facility Agreement, dated as of April 21, 2004, as amended by amendment agreements dated October 10, 2006 and February 25, 2009, among AMD Fab 36 Limited Liability Company & Co. KG, certain affiliates of AMD Fab 36 Limited Liability Company & Co. KG, the banks and financial institutions party thereto as Mandated Lead Arrangers or Lenders, Dresdner Bank AG in Berlin, as Security Agent and Reporting Agent, and Dresdner Bank AG, Niederlassung Luxemburg, as Facility Agent, filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated March 2, 2009, is hereby incorporated by reference.

(10)	Guarantee Agreement, dated as of April 21, 2004, as amended by amendment agreements dated October 10, 2006 and February 25, 2009, among the Company and The Foundry Company, as guarantors, AMD Fab 36 Limited Liability Company & Co. KG, as Borrower, Dresdner Bank AG in Berlin, as Security Agent, Dresdner Bank AG, Niederlassung Luxemburg, as Facility Agent, and AMD Netherlands Technologies BV, a subsidiary of The Foundry Company, filed as Exhibit 10.2 to AMD’s Current Report on Form 8-K dated March 2, 2009, is hereby incorporated by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The section of the Offer to Purchase titled “Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The Notes acquired pursuant to the Offer will be cancelled.

(c) Plans.

(1)	None.

(2)	None.

(3)	The sections of the Offer to Purchase titled “Summary of the Offer,” “Purpose of the Offer,” and “Source and Amount of Funds” are hereby incorporated by reference.

(4)	None.

(5)	None.

(6)	None.

(7)	None.

(8)	None.

(9)	None.

(10)	None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The section of the Offer to Purchase titled “Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. The sections of the Offer to Purchase titled “Source and Amount of Funds” and “Terms of the Offer—Conditions to the Offer” are incorporated herein by reference.

(d) Borrowed Funds.

(1) and (2) The section of the Offer to Purchase titled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. To the best knowledge of the Company, no Notes are beneficially owned by any person whose ownership would be required to be disclosed by this item.

(b) Securities Transactions. Not applicable.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The section of the Offer to Purchase titled “The Dealer Managers, Depositary and Information Agent” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information.

(1)	The audited consolidated financial statements of the Company set forth under Part II, Item 8 of the Company’s Annual Report on Form 10-K filed with the SEC on February 24, 2009 are incorporated herein by reference.

(2)	The unaudited consolidated financial statements of the Company set forth under Part I, Item 1 of the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 4, 2009 are incorporated herein by reference.

(3)	Ratio of earnings to fixed charges:

	Nine Months Ended		Year Ended
	Sept. 26, 2009	Sept. 27, 2008	Dec. 27, 2008	Dec. 29, 2007
Ratio of earnings to fixed charges*	—	—	—	—

*	For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest expense on long-term debt and capital leases, amortization of deferred financing costs and that portion of rental expense deemed to be representative of interest and for the first nine months of fiscal 2009, class B preferred accretion. Earnings consist of income (loss) from continuing operations. For the years ended December 27, 2008 and December 29, 2007 and the nine months ended September 26, 2009 and September 27, 2008, earnings were insufficient to cover fixed charges by approximately $2.4 billion, $2.8 billion, $884 million and $1.0 billion, respectively.

(4)	The book value per share of the Company’s common stock as of September 26, 2009 was ($0.81).

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)	None.

(2)	None.

(3)	None.

(4)	None.

(5)	None.

(b) Other Material Information. The information contained in the Offer to Purchase is hereby incorporated by reference.

Item 12.	Exhibits.

Exhibit Number	Description of Document

(a)(1)(A)*	Offer to Purchase, dated November 18, 2009.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	IRS Form W-9.

(a)(5)	Press Release Regarding Offer, dated November 18, 2009 (incorporated by reference to Exhibit 99.1 to our Current Report on Form 8-K, filed November 18, 2009).

(b)	None.

(d)(1)	Amended and Restated Certificate of Incorporation of Advanced Micro Devices, Inc. dated May 8, 2007, filed as Exhibit 3.1 to AMD’s Quarterly Report on Form 10-Q for the period ended March 31, 2007, is hereby incorporated by reference.

(d)(2)	Advanced Micro Devices, Inc. Amended and Restated Bylaws, as amended on July 30, 2009, filed as Exhibit 3.1 to AMD’s Current Report on Form 8-K dated July 30, 2009, is hereby incorporated by reference.

(d)(3)	2000 Employee Stock Purchase Plan, as amended and restated filed as Exhibit 10.1 to AMD’s Form S-8 filed on August 8, 2007, is hereby incorporated by reference.

Exhibit Number	Description of Document

(d)(4)	AMD 1992 Stock Incentive Plan, as amended, filed as Exhibit 10.3 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, is hereby incorporated by reference.

(d)(5)	Forms of Stock Option Agreements, filed as Exhibit 10.8 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 1991, are hereby incorporated by reference.

(d)(6)	Forms of Restricted Stock Agreements, filed as Exhibit 10.11 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 1991, are hereby incorporated by reference.

(d)(7)	Outside Director Equity Compensation Policy, adopted March 22, 2006, amended and restated as of May 3, 2007 and November 1, 2007, filed as Exhibit 10.5 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 2007 is hereby incorporated by reference.

(d)(8)	AMD 2000 Stock Incentive Plan, as amended, filed as Exhibit 10.12 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2003, is hereby incorporated by reference.

(d)(9)	AMD’s U.S. Stock Option Program for options granted after April 25, 2000, filed as Exhibit 10.14 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, is hereby incorporated by reference.

(d)(10)	Advanced Micro Devices, Inc. 2005 Long Term Incentive Plan, filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated October 12, 2005, is hereby incorporated by reference.

(d)(11)	AMD’s Stock Option Program for Employees Outside the U.S. for options granted after April 25, 2000, filed as Exhibit 10.24 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, is hereby incorporated by reference.

(d)(12)	AMD’s U.S. Stock Option Program for options granted after April 24, 2001, filed as Exhibit 10.23(a) to AMD’s Annual Report on Form 10-K for the fiscal year ended December 30, 2001, is hereby incorporated by reference.

(d)(13)	2004 Equity Incentive Plan, as amended, filed as Exhibit 10.16 to AMD’s Quarterly Report on Form 10-Q for the period ended July 2, 2006, is hereby incorporated by reference.

(d)(14)	Forms of Stock Option Agreements to the 1992 Stock Incentive Plan, filed as Exhibit 4.3 to AMD’s Registration Statement on Form S-8 (No. 33-46577) filed on March 23, 1992, are hereby incorporated by reference.

(d)(15)	AMD 1996 Stock Incentive Plan, as amended, filed as Exhibit 10.58 to AMD’s Quarterly Report on Form 10-Q for the period ended June 29, 2003, is hereby incorporated by reference.

(d)(16)	AMD 1998 Stock Incentive Plan, as amended, filed as Exhibit 10.32 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2003, is hereby incorporated by reference.

(d)(17)	1995 Option Stock Plan of NexGen, Inc., as amended, filed as Exhibit 10.37 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996, is hereby incorporated by reference.

(d)(18)	Form of Terms and Conditions For Participants Located in the U.S. Restricted Stock Unit Award (2004 Equity Incentive Plan) filed as Exhibit 10.4 to AMD’s Quarterly Report on Form 10-Q for the period ended October 1, 2006, is hereby incorporated by reference.

(d)(19)	ATI Technologies Inc. Restricted Share Unit Plans for U.S. Directors and Employees, as amended and restated effective January 31, 2005 filed as Exhibit 99.1 to AMD’s Registration Statement on Form S-8 (333-138291) filed on October 30, 2006 is hereby incorporated by reference.

Exhibit Number	Description of Document

(d)(20)	ATI Technologies Inc. Restricted Share Unit Plans for Canadian Directors and Employees, as amended and restated effective January 31, 2005 filed as Exhibit 99.2 to AMD’s Registration Statement on Form S-8 (333-138291) filed on October 30, 2006 is hereby incorporated by reference.

(d)(21)	ATI Technologies Inc. Share Option Plan, as amended effective as of January 25, 2005 filed as Exhibit 99.3 to AMD’s Registration Statement on Form S-8 (333-138291) filed on October 30, 2006 is hereby incorporated by reference.

(d)(22)	ARTX Inc. 1997 Equity Incentive Plan, as amended, filed as Exhibit 99.4 to AMD’s Registration Statement on Form S-8 (333-138291) filed on October 30, 2006 is hereby incorporated by reference.

(d)(23)	Confirmation Letter of Capped Call filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated April 30, 2007, is hereby incorporated by reference.

(d)(24)	Registration Rights Agreement dated as of April 27, 2007 between Advanced Micro Devices, Inc., a Delaware corporation and Morgan Stanley & Co. Incorporated filed as Exhibit 10.2 to AMD’s Current Report on Form 8-K dated April 30, 2007, is hereby incorporated by reference.

(d)(25)	Registration Rights Agreement dated as of August 14, 2007, between Advanced Micro Devices, Inc. and Lehman Brothers Inc., filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated August 14, 2007, is hereby incorporated by reference.

(d)(26)	Stock Purchase Agreement between West Coast Hitech L.P., and Advanced Micro Devices, Inc. dated as of November 15, 2007 filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated November 15, 2007, is hereby incorporated by reference.

(d)(27)	Master Transaction Agreement by and among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. dated October 6, 2008 filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated October 16, 2008, is hereby incorporated by reference.

(d)(28)	Amendment to Master Transaction Agreement dated December 5, 2008 among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated December 5, 2008, is hereby incorporated by reference.

(d)(29)	Form of Stock Option Agreement – U.S., filed as Exhibit 10.1 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.

(d)(30)	Form of Stock Option Agreement – Non-U.S., filed as Exhibit 10.2 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.

(d)(31)	Form of Restricted Stock Unit Agreement – Non-U.S., filed as Exhibit 10.3 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.

(d)(32)	Indenture governing 5.75% Convertible Senior Notes due 2012, dated August 14, 2007, between Advanced Micro Devices, Inc. and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated August 14, 2007, is hereby incorporated by reference.

(d)(33)	Form of 5.75% Senior Note due 2012, filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated April 14, 2007, is hereby incorporated by reference.

Exhibit Number	Description of Document

(d)(34)	Indenture governing 7.75% Senior Notes due 2012, dated October 29, 2004, between Advanced Micro Devices, Inc. and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated November 2, 2004, is hereby incorporated by reference.

(d)(35)	Form of 7.75% Senior Note due 2012, filed as Exhibit 4.2 to AMD’s Current Report on Form 8-K dated November 2, 2004, is hereby incorporated by reference.

(d)(36)	Indenture governing 6.00% Convertible Senior Notes due 2015, dated April 27, 2007 between Advanced Micro Devices, Inc. and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated April 30, 2007, is hereby incorporated by reference.

(d)(37)	Form of 6.00% Senior Note due 2015, filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated April 30, 2007, is hereby incorporated by reference.

(d)(38)	EUR 700,000,000 Term Loan Facility Agreement dated April 21, 2004, between AMD Fab 36 Limited Liability Company & Co. KG, ABN AMRO Bank N.V., Commerzbank Aktiengesellschaft, Deutsche Bank Luxembourg S.A., Dresdner Kleinwort Wasserstein, the investment banking division of Dresdner Bank AG, Landesbank Hessen-Thüringen, Girozentrale, Landesbank Sachsen Girozentrale, Dresdner Bank Luxembourg S.A., Dresdner Bank AG and the financial institutions specified in Schedule 1, filed as Exhibit 10.61 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2004, is hereby incorporated by reference.

(d)(39)	Amendment Agreement to the Term Loan Facility Agreement by and between Advanced Micro Devices, Inc., AMD Fab 36 Limited Liability Company & Co. KG, AMD Fab 36 Holding GmbH and the financial institutions named therein dated October 10, 2006 filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated October 13, 2006, is hereby incorporated by reference.

(d)(40)	Subordination Agreement dated April 20, 2004, between AMD, AMD Fab 36 Holding GmbH, AMD Fab 36 Admin GmbH, Leipziger Messe GmbH, Fab 36 Beteiligungs GmbH, AMD Fab 36 LLC and LM Beteiligungsgesellschaft mbH, AMD Fab 36 Limited Liability Company & Co. KG, ABN AMRO Bank N.V., Commerzbank Aktiengesellschaft, Deutsche Bank Luxembourg S.A., Dresdner Kleinwort Wasserstein, KFW, Landesbank Hessen-Thüringen, Girozentrale and Landesbank Sachsen Girozentrale, as Mandated Lead Arrangers, Dresdner Bank Luxembourg S.A., as Facility Agent, with Dresdner Bank AG as Security Agent, and the financial institutions specified therein, filed as Exhibit 10.62 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2004, is hereby incorporated by reference.

(d)(41)	Guarantee Agreement dated April 21, 2004, between AMD, AMD Fab 36 Limited Liability Company & Co. KG, Dresdner Bank AG and Dresdner Bank Luxembourg S.A., filed as Exhibit 10.63 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2004, is hereby incorporated by reference.

(d)(42)	Term Loan Facility Agreement, dated as of April 21, 2004, as amended by amendment agreements dated October 10, 2006 and February 25, 2009, among AMD Fab 36 Limited Liability Company & Co. KG, certain affiliates of AMD Fab 36 Limited Liability Company & Co. KG, the banks and financial institutions party thereto as Mandated Lead Arrangers or Lenders, Dresdner Bank AG in Berlin, as Security Agent and Reporting Agent, and Dresdner Bank AG, Niederlassung Luxemburg, as Facility Agent, filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated March 2, 2009, is hereby incorporated by reference.

(d)(43)	Guarantee Agreement, dated as of April 21, 2004, as amended by amendment agreements dated October 10, 2006 and February 25, 2009, among the Company and The Foundry Company, as guarantors, AMD Fab 36 Limited Liability Company & Co. KG, as Borrower,

Exhibit Number	Description of Document

Dresdner Bank AG in Berlin, as Security Agent, Dresdner Bank AG, Niederlassung Luxemburg, as Facility Agent, and AMD Netherlands Technologies BV, a subsidiary of The Foundry Company, filed as Exhibit 10.2 to AMD’s Current Report on Form 8-K dated March 2, 2009, is hereby incorporated by reference.

(g)	None.

(h)	None.

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Advanced Micro Devices, Inc.

By:	/s/ Harry A. Wolin
Name:	Harry A. Wolin
Title:	Senior Vice President and General Counsel and Assistant Secretary

Dated: November 18, 2009

INDEX TO EXHIBITS

Exhibit Number	Description of Document

(a)(1)(A)*	Offer to Purchase, dated November 18, 2009.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	IRS Form W-9.

(a)(5)	Press Release Regarding Offer, dated November 18, 2009 (incorporated by reference to Exhibit 99.1 to our Current Report on Form 8-K, filed November 18, 2009).

(b)	None.

(d)(1)	Amended and Restated Certificate of Incorporation of Advanced Micro Devices, Inc. dated May 8, 2007, filed as Exhibit 3.1 to AMD’s Quarterly Report on Form 10-Q for the period ended March 31, 2007, is hereby incorporated by reference.

(d)(2)	Advanced Micro Devices, Inc. Amended and Restated Bylaws, as amended on July 30, 2009, filed as Exhibit 3.1 to AMD’s Current Report on Form 8-K dated July 30, 2009, is hereby incorporated by reference.

(d)(3)	2000 Employee Stock Purchase Plan, as amended and restated filed as Exhibit 10.1 to AMD’s Form S-8 filed on August 8, 2007, is hereby incorporated by reference.

(d)(4)	AMD 1992 Stock Incentive Plan, as amended, filed as Exhibit 10.3 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, is hereby incorporated by reference.

(d)(5)	Forms of Stock Option Agreements, filed as Exhibit 10.8 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 1991, are hereby incorporated by reference.

(d)(6)	Forms of Restricted Stock Agreements, filed as Exhibit 10.11 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 1991, are hereby incorporated by reference.

(d)(7)	Outside Director Equity Compensation Policy, adopted March 22, 2006, amended and restated as of May 3, 2007 and November 1, 2007, filed as Exhibit 10.5 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 2007 is hereby incorporated by reference.

(d)(8)	AMD 2000 Stock Incentive Plan, as amended, filed as Exhibit 10.12 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2003, is hereby incorporated by reference.

(d)(9)	AMD’s U.S. Stock Option Program for options granted after April 25, 2000, filed as Exhibit 10.14 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, is hereby incorporated by reference.

(d)(10)	Advanced Micro Devices, Inc. 2005 Long Term Incentive Plan, filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated October 12, 2005, is hereby incorporated by reference.

(d)(11)	AMD’s Stock Option Program for Employees Outside the U.S. for options granted after April 25, 2000, filed as Exhibit 10.24 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, is hereby incorporated by reference.

(d)(12)	AMD’s U.S. Stock Option Program for options granted after April 24, 2001, filed as Exhibit 10.23(a) to AMD’s Annual Report on Form 10-K for the fiscal year ended December 30, 2001, is hereby incorporated by reference.

(d)(13)	2004 Equity Incentive Plan, as amended, filed as Exhibit 10.16 to AMD’s Quarterly Report on Form 10-Q for the period ended July 2, 2006, is hereby incorporated by reference.

Exhibit Number	Description of Document

(d)(14)	Forms of Stock Option Agreements to the 1992 Stock Incentive Plan, filed as Exhibit 4.3 to AMD’s Registration Statement on Form S-8 (No. 33-46577) filed on March 23, 1992, are hereby incorporated by reference.

(d)(15)	AMD 1996 Stock Incentive Plan, as amended, filed as Exhibit 10.58 to AMD’s Quarterly Report on Form 10-Q for the period ended June 29, 2003, is hereby incorporated by reference.

(d)(16)	AMD 1998 Stock Incentive Plan, as amended, filed as Exhibit 10.32 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2003, is hereby incorporated by reference.

(d)(17)	1995 Option Stock Plan of NexGen, Inc., as amended, filed as Exhibit 10.37 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996, is hereby incorporated by reference.

(d)(18)	Form of Terms and Conditions For Participants Located in the U.S. Restricted Stock Unit Award (2004 Equity Incentive Plan) filed as Exhibit 10.4 to AMD’s Quarterly Report on Form 10-Q for the period ended October 1, 2006, is hereby incorporated by reference.

(d)(19)	ATI Technologies Inc. Restricted Share Unit Plans for U.S. Directors and Employees, as amended and restated effective January 31, 2005 filed as Exhibit 99.1 to AMD’s Registration Statement on Form S-8 (333-138291) filed on October 30, 2006 is hereby incorporated by reference.

(d)(20)	ATI Technologies Inc. Restricted Share Unit Plans for Canadian Directors and Employees, as amended and restated effective January 31, 2005 filed as Exhibit 99.2 to AMD’s Registration Statement on Form S-8 (333-138291) filed on October 30, 2006 is hereby incorporated by reference.

(d)(21)	ATI Technologies Inc. Share Option Plan, as amended effective as of January 25, 2005 filed as Exhibit 99.3 to AMD’s Registration Statement on Form S-8 (333-138291) filed on October 30, 2006 is hereby incorporated by reference.

(d)(22)	ARTX Inc. 1997 Equity Incentive Plan, as amended, filed as Exhibit 99.4 to AMD’s Registration Statement on Form S-8 (333-138291) filed on October 30, 2006 is hereby incorporated by reference.

(d)(23)	Confirmation Letter of Capped Call filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated April 30, 2007, is hereby incorporated by reference.

(d)(24)	Registration Rights Agreement dated as of April 27, 2007 between Advanced Micro Devices, Inc., a Delaware corporation and Morgan Stanley & Co. Incorporated filed as Exhibit 10.2 to AMD’s Current Report on Form 8-K dated April 30, 2007, is hereby incorporated by reference.

(d)(25)	Registration Rights Agreement dated as of August 14, 2007, between Advanced Micro Devices, Inc. and Lehman Brothers Inc., filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated August 14, 2007, is hereby incorporated by reference.

(d)(26)	Stock Purchase Agreement between West Coast Hitech L.P., and Advanced Micro Devices, Inc. dated as of November 15, 2007 filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated November 15, 2007, is hereby incorporated by reference.

(d)(27)	Master Transaction Agreement by and among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. dated October 6, 2008 filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated October 16, 2008, is hereby incorporated by reference.

Exhibit Number	Description of Document

(d)(28)	Amendment to Master Transaction Agreement dated December 5, 2008 among Advanced Micro Devices, Inc., Advanced Technology Investment Company LLC and West Coast Hitech L.P. filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated December 5, 2008, is hereby incorporated by reference.

(d)(29)	Form of Stock Option Agreement—U.S., filed as Exhibit 10.1 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.

(d)(30)	Form of Stock Option Agreement—Non-U.S., filed as Exhibit 10.2 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.

(d)(31)	Form of Restricted Stock Unit Agreement—Non-U.S., filed as Exhibit 10.3 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2009, is hereby incorporated by reference.

(d)(32)	Indenture governing 5.75% Convertible Senior Notes due 2012, dated August 14, 2007, between Advanced Micro Devices, Inc. and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated August 14, 2007, is hereby incorporated by reference.

(d)(33)	Form of 5.75% Senior Note due 2012, filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated April 14, 2007, is hereby incorporated by reference.

(d)(34)	Indenture governing 7.75% Senior Notes due 2012, dated October 29, 2004, between Advanced Micro Devices, Inc. and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated November 2, 2004, is hereby incorporated by reference.

(d)(35)	Form of 7.75% Senior Note due 2012, filed as Exhibit 4.2 to AMD’s Current Report on Form 8-K dated November 2, 2004, is hereby incorporated by reference.

(d)(36)	Indenture governing 6.00% Convertible Senior Notes due 2015, dated April 27, 2007 between Advanced Micro Devices, Inc. and Wells Fargo Bank, N.A., filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated April 30, 2007, is hereby incorporated by reference.

(d)(37)	Form of 6.00% Senior Note due 2015, filed as Exhibit 4.1 to AMD’s Current Report on Form 8-K dated April 30, 2007, is hereby incorporated by reference.

(d)(38)	EUR 700,000,000 Term Loan Facility Agreement dated April 21, 2004, between AMD Fab 36 Limited Liability Company & Co. KG, ABN AMRO Bank N.V., Commerzbank Aktiengesellschaft, Deutsche Bank Luxembourg S.A., Dresdner Kleinwort Wasserstein, the investment banking division of Dresdner Bank AG, Landesbank Hessen-Thüringen, Girozentrale, Landesbank Sachsen Girozentrale, Dresdner Bank Luxembourg S.A., Dresdner Bank AG and the financial institutions specified in Schedule 1, filed as Exhibit 10.61 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2004, is hereby incorporated by reference.

(d)(39)	Amendment Agreement to the Term Loan Facility Agreement by and between Advanced Micro Devices, Inc., AMD Fab 36 Limited Liability Company & Co. KG, AMD Fab 36 Holding GmbH and the financial institutions named therein dated October 10, 2006 filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated October 13, 2006, is hereby incorporated by reference.

(d)(40)	Subordination Agreement dated April 20, 2004, between AMD, AMD Fab 36 Holding GmbH, AMD Fab 36 Admin GmbH, Leipziger Messe GmbH, Fab 36 Beteiligungs GmbH, AMD Fab 36 LLC and LM Beteiligungsgesellschaft mbH, AMD Fab 36 Limited Liability Company & Co. KG, ABN AMRO Bank N.V., Commerzbank Aktiengesellschaft, Deutsche Bank Luxembourg S.A., Dresdner Kleinwort Wasserstein, KFW, Landesbank Hessen-Thüringen, Girozentrale and Landesbank Sachsen Girozentrale, as Mandated Lead Arrangers, Dresdner Bank Luxembourg S.A., as Facility Agent, with Dresdner Bank AG as Security Agent, and the financial institutions specified therein, filed as Exhibit 10.62 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2004, is hereby incorporated by reference.

Exhibit Number	Description of Document

(d)(41)	Guarantee Agreement dated April 21, 2004, between AMD, AMD Fab 36 Limited Liability Company & Co. KG, Dresdner Bank AG and Dresdner Bank Luxembourg S.A., filed as Exhibit 10.63 to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 2004, is hereby incorporated by reference.

(d)(42)	Term Loan Facility Agreement, dated as of April 21, 2004, as amended by amendment agreements dated October 10, 2006 and February 25, 2009, among AMD Fab 36 Limited Liability Company & Co. KG, certain affiliates of AMD Fab 36 Limited Liability Company & Co. KG, the banks and financial institutions party thereto as Mandated Lead Arrangers or Lenders, Dresdner Bank AG in Berlin, as Security Agent and Reporting Agent, and Dresdner Bank AG, Niederlassung Luxemburg, as Facility Agent, filed as Exhibit 10.1 to AMD’s Current Report on Form 8-K dated March 2, 2009, is hereby incorporated by reference.

(d)(43)	Guarantee Agreement, dated as of April 21, 2004, as amended by amendment agreements dated October 10, 2006 and February 25, 2009, among the Company and The Foundry Company, as guarantors, AMD Fab 36 Limited Liability Company & Co. KG, as Borrower, Dresdner Bank AG in Berlin, as Security Agent, Dresdner Bank AG, Niederlassung Luxemburg, as Facility Agent, and AMD Netherlands Technologies BV, a subsidiary of The Foundry Company, filed as Exhibit 10.2 to AMD’s Current Report on Form 8-K dated March 2, 2009, is hereby incorporated by reference.

(g)	None.

(h)	None.

*	Filed herewith.